Exhibit 4.1

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of New Gold Inc. (“the Company”), of our auditors’ report dated March 28, 2007, on the balance sheet of the Company as at December 31, 2006 and the statements of operations and deficit and cash flows for the year then ended, which appears in an exhibit to this Annual Report on Form 40-F.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 28, 2007